                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                          SCHEDULE 13-G

            Under the Securities Exchange Act of 1934

                       (Amendment No.  3  )


                          Comprehensive Care Corporation
                         (Name of Issuer)

                            4% Convertible Preferred Stock
                          144A Common Stock and Common Stock
                  (Title of Class of Securities)

                       204620-20-7 (underlying common stock)
                          (CUSIP Number)




Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







SEC 1745 (2/92)

          Name of reporting person: Ryback Management Corporation I.R.S. Identification No. of Above Entity 43-1615580


          Check Appropriate Box  if  a member of a group*


3.       SEC use only


4.       Citizenship or Place of Organization

            Michigan

Number of     5.            Sole Voting Power

Shares                       343,820 shares resulting from the conversion
                                   of 41,260 convertible preferred stock
                             250,000 shares 144A common stock (to become
                                   fully registered common stock)
Beneficially  6.

                            Shared Voting Power

Owned by                         -0-

Each          7.            Sole Dispositive Power

                             343,820 shares resulting from the conversion
                                   of 41,260 convertible preferred stock
Reporting                    250,000 shares 144A common stock (to become
                                   fully registered common stock)


Person With   8.            Shared Dispositive Power


9.   Aggregate Amount Beneficially owned by each reporting person:


  250,000 144A shares and 343,820 converted shares held by Lindner Growth Fund

10.  Check Box if the Aggregate amount in Row (9) excludes certain shares


11.  Percent of  Class Represented by Amount in Row  (9)

                    15.76%

12.  Type of Reporting Person

 IA - Ryback Management Corporation   IV - Lindner Investment Series Trust

sec 1745 (6-80)
                         SEE INSTRUCTION BEFORE FILLING OUT!

                              SEC 13G
                             SECURITIES AND EXCHANGE COMMISSION
                             SCHEDULE 13g Amendment No. 3
Item 1(a)   Name of Issuer:

            Comprehensive Care Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

           1111 Bayside Drive, Suite 100
            Corona del Mar, CA 92625

Item 2(a)   Name of Person Filing:

            Ryback Management Corporation

Item 2(b)   Address of Principal Business Office:

            7711 Carondelet Ave., Box 16900, St. Louis, MO 63105

Item 2(c)   Citizenship:

            Michigan

Items 2(d)  Title and Class of Securities:

            4% Convertible Preferred Stock
            144A Common Stock and Common Stock

Item 2(e)   CUSIP:

            204620-20-7 underlying common stock cusip

Item 3) If this statement is filed pursuant to Rule 13d-1(b) or, 13d-2(b), check whether the person filing is a:

  [X] Investment Company registered under Section 8 of the Investment Company Act ( LINDNER INVESTMENT SERIES TRUST)

  [X] Investment Company Adviser registered under Section 203 of the
   Investment Advisers Act of 1940     (RYBACK MANAGEMENT CORPORATION)

Item 4   Ownership:
         The Shares listed below were held in a fiduciary capacity by as of June 23, 1997:

(A) Amount beneficially owned: 343,820 converted shares held and
                          250,000 144a stock held by Lindner Growth Fund
(B) Percent of class: 15.76%
(C) Number of shares as to which such subject COMPANY has:
      (1)sole power to vote or direct to vote: 593,820
      (2)shared power to vote or direct to vote:
      (3)sole power to dispose of or direct disposition of: 593,820
      (4)shared power to dispose or direct disposition of:

 Instruction:  For computation regarding securities which represent the right to acquire an underlying security see Rule 13d-3(d)(1).







Item 5.  Ownership of Five Percent or Less of a Class

        Lindner Dividend Fund and Lindner Bulwark Fund, registered investment companies, are no longer the beneficial owners of more than five percent of the outstanding class of stock. The Funds are separate series of the Lindner Investment Series Trust.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Lindner Growth Fund, a registered investment company, is the holder of 41,260 convertible preferred shares and 250,000 shares of 144a stock which results in of 15.76% of the fully diluted shares.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.
          See Item 3

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group
         Not Applicable

Item 10.  Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: June 23, 1997


                         /S/  Eric E. Ryback, President
                              Ryback Management Corporation
                              Lindner Investment Series Trust
                              (314) 727-5305